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Milan

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	David Irving

Sharon Blume

John Stickel

Susan Block

Re:	Anthemis Digital Acquisitions I Corp

Draft Registration Statement on Form S-1

Submitted September 8, 2021

CIK No. 0001853928

Ladies and Gentlemen:

On behalf of our client, Anthemis Digital Acquisitions I Corp (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 24, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on September 8, 2021 (the “Draft Registration Statement”).

Concurrently with this letter, the Company has filed a Registration Statement (the “Registration Statement”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

October 1, 2021

Draft Registration Statement Form S-1 submitted September 8, 2021

Notes to Financial Statements

Note 7—Shareholder’s Equity

Warrants, page F-14

1.

We note that you intend to account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company’s analysis to support its proposed accounting treatment for the public warrants and the private placement warrants as equity is set forth below.

The Company concluded that the warrants are considered indexed to its own stock based on the following analysis.

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and then the instrument’s or embedded component’s settlement provisions.

Step one — exercise contingencies:

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. For example, holders may have a contingent exercise right or may have their right to exercise accelerated, extended, or eliminated upon satisfaction of a contingency.

If an exercise contingency is based on the occurrence of an event, such as an IPO, the contingency does not affect the conclusion that the freestanding instrument or embedded component is indexed to a reporting entity’s own stock.

Step two — settlement provisions:

In the second step of the framework, management evaluated the warrants’ settlement provisions, noting the following provisions in the warrant agreement which provide for adjustments to the settlement amounts of the public warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC 815-40.

October 1, 2021

Provision	Analysis of Warrants

Sub-Divisions (4.1.1)

This provision provides for an increase of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to an increase in the number of issued and outstanding Class A ordinary shares as a result of share dividends, share splits, or similar events.

Extraordinary Dividends (4.1.2)

This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of Class A ordinary shares.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of Class A ordinary shares issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding Class A ordinary shares as a result of consolidation, combination, reverse share split, reclassification of Class A ordinary shares or other similar events.

Adjustments in Warrant Price (4.3)

Whenever the number of Class A ordinary shares purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of ordinary shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of ordinary shares so purchasable immediately thereafter.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models (e.g., Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur and (ii) stock price changes will be continual. ASC 815-40-15-7G permits adjustments to the settlement terms that neutralize the effects of events that invalidate the implicit assumptions.

Sub-divisions and Extraordinary dividends (4.1), and Aggregation of shares (4.2) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option- pricing model. The adjustment to exercise price specified section 4.3 will neutralize the effect of event 4.1 and 4.2 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the Warrants from being considered indexed to the entity’s own stock as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for- fixed” option pricing.

October 1, 2021

Provision	Analysis of Warrants

Raising of the Capital in Connection with the Initial Business Combination (4.4)

This provision provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Section 6) if the Company issues additional Class A ordinary shares or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.20 per share.

This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15- 5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

The provision does not preclude the Warrants from being considered indexed to the entity’s own stock.

Redemption of Warrants for Cash (6.1)

This provision provides the Company with an option to redeem the Public Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $18.00 per share with 30 days’ notice to the holder.

The Company considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price exceeds $18.00. The Company believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on price for the Company’s stock exceeding $18 which is based on the market for the Company’s stock and therefore does not preclude equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.

The provision does not preclude the Warrants from being considered indexed to the entity’s own shares.

Cashless Exercise in the Event of Redemption (3.3.1(b)) This provision provides the Company with an option to force cashless exercise upon the occurrence of a redemption event.	The cashless exercise option is only exercisable when the stock price exceeds $18 and is at the option of the Company. The Company considers this as an exercise contingency based on the market for the Company stock and hence, it does not preclude equity classification.

October 1, 2021

Provision	Analysis of Warrants

Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Is Not Then Effective (3.3.1(c))

This provision provides the holders to cashless exercise during the period beginning on the 60th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

Other Events (4.9)

This provision allows the Company to adjust the terms of the Warrants for events not otherwise specified in section 4 that would have an adverse effect on the Warrants.

Once the Company elects to force cashless exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then-current stock prices of the Company. Step 2 is met.

The cashless exercise option is only exercisable when the stock price exceeds $18 and is at the option of the Company. The Company considers this as an exercise contingency based on the market for the Company stock and hence, it does not preclude equity classification.

Upon exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then-current stock prices of the Company. Step 2 is met.

ASC 815-40-15-7G states that a provision that allow the issuer to unilaterally modify the terms of the instrument to benefit the counterparty would not preclude the instrument from equity classification.

Section 4.9 allows the Company to unilaterally adjust the terms of the Warrants to avoid an adverse impact on the Warrants. Hence, the Company believes an avoiding adverse impact on the Warrants will essentially benefit the warrant holders. Therefore, the Company concludes this provision will not preclude the Warrants from equity classification as stated in ASC 815-40-15-7G above.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts that require net cash settlement are assets or liabilities

b.	Contracts that require settlement in shares are equity instruments.

October 1, 2021

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815- 40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815- 40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the Company, or (2) a change in control in which the Company’s shareholders also receive cash.

The criteria in 815-40-25-10 are analyzed as follows:

Share-settlement Criteria	Provision	Application to Public Warrants
a. Settlement permitted in unregistered shares

Issuance of Ordinary Shares on Exercise (3.3.2)

This provision provides an option for the Company to disallow any exercise of warrants if there is no effective registration statement in place and it clearly states that there is no net cash settlement in any event.

Yes. While the warrants require delivery of registered shares, the Company identified the following exception that allows it to deliver shares.

Exception #1 –Section 815-40-25-14 assumed net cash settlement if the Company is required to deliver registered shares AND if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if the Company is unable deliver registered shares. Condition (i) and (ii) are not met because they are addressed within Section 3.3.2.

October 1, 2021

Share-settlement Criteria	Provision	Application to Public Warrants
b. Entity has sufficient authorized and unissued shares	Valid Issuance (3.3.3) The provision stipulates that all ordinary shares issued upon the proper exercise of a Warrant shall be validly issued, fully paid and non-assessable.	Yes. 500 million shares authorized; 480 million shares unissued at issuance date.

c. Contract contains an explicit share limit		Yes.

d. No required cash payment if entity fails to timely file	Registration of Ordinary Shares (7.4) This provision provides for “commercially reasonable efforts” to file a new registration statement.	Yes.

e. No cash-settled top-off or make-whole provisions		Yes. There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.

f. No counterparty rights rank higher than shareholder rights

Replacement of Securities upon Reorganization, etc. (4.5)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of the Company, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Class A ordinary share in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

Yes. The fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Class A ordinary share and participated in the transaction. This provision provides for a potential scenario whereby the Company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for share.

There is no other provision in the contract that indicates the counterparty has rights that rank higher than those of a shareholder of the shares underlying the warrants.

g. No collateral required		Yes. There is no requirement in the contract to post collateral at any point or for any reason.

October 1, 2021

Based on the above analysis, the warrants should be classified within shareholders’ equity because there are no circumstances under which the Company can be forced to net cash settle the contract.

The private placement warrants have terms and provisions that are identical to the public warrants, except that the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of the initial business combination.

Therefore the analysis for the public warrants is equally applicable to the private placement warrants.

*        *        *         *

October 1, 2021

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (713) 546-5400. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Ryan Maierson
Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc:	Amy Nauiokas, Anthemis Digital Acquisitions I Corp

Mei Lim, Anthemis Digital Acquisitions I Corp

Briana van Strijp, Anthemis Digital Acquisitions I Corp

Marc D. Jaffe, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP

Elliott M. Smith, White & Case LLP

Jessica Y. Chen, White & Case LLP